07022424

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

23 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SEC MAIL RECEIVED PROCESSING
MAR 3 0 2007
WASH. D.C. 186 SECTION

Your ref : 82-34872

Dear Sir,

SUPPL

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

10 MARCH TO 23 MARCH 2007

320	16/03/2007 : 07:59:00	Smiths Group PLC - H1 2006 Re-presentation
321	21/03/2007 : 07:03:00	Smiths Group PLC - Interim Results
322	21/03/2007 : 07:04:00	Smiths Group PLC - Acquisition
323	21/03/2007 : 07:04:00	Smiths Group PLC - Re Contract
324	21/03/2007 : 09:39:00	Smiths Group PLC - Re Joint Venture

Company	Smiths Group PLC
TIDM	SMIN
Headline	H1 2006 Re-presentation
Released	07:00 16-Mar-07
Number	0798T

smiths

H1 2006 Re-presentation

On Wednesday, 21 March Smiths Group plc will publish its 2007 Interim Results. Following the decision to sell its Aerospace businesses, these results will distinguish between the continuing and discontinued activities. To assist comparison with the prior period, Smiths is providing below a re-presentation of the comparative figures for the six months ended 31 January 2006.

Smiths Group: 2006 Interim Results

£m		As published March 2006	Re-presented March 2007
Sales			
	Aerospace	559	-
	Medical	355	355
	Detection	171	171
	Specialty Engineering	504	481
	of which, John Crane	*245*	*245*
Total:	Continuing	1,590	1,007
	Discontinued	-	583
Headline operating profit			
	Aerospace	43	-
	Medical	61	59
	Detection	25	24
	Specialty Engineering	64	56
	of which, John Crane	*29*	*27*
Total:	Continuing	194	139
	Discontinued	-	57
		-	196
Interest:	Continuing	(27)	(26)
	Discontinued	-	(1)
Pensions financing:	Continuing	16	12
	Discontinued	-	2
Headline PBT:	Continuing	183	125
	Discontinued	-	58
		-	183
Headline EPS (p) :	Continuing	24.0p	16.3p
	Discontinued	-	7.7p
		-	24.0p

The re-presentation incorporates: the reallocation of pensions administration costs from operating profit to

pensions financing to be consistent with that used at 5 August 2006 and, in connection with the disposal, the transfer of Smiths Aerospace and the AMS unit of Specialty Engineering to discontinued operations and the reallocation of corporate overhead not chargeable to discontinued activities.

-o-

Investor Relations	Media
russell.plumley@smiths.com	chris.fox@smiths.com
+44 (0)20 8457 8203	+44 (0)20 8457 8403

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Interim Results
Released	07:01 21-Mar-07
Number	3721T

smiths

Smiths reports a 7% increase in first half headline EPS for continuing activities

Interim Results 2007

£m	2007		2006	
Continuing activities	**Headline***	**Statutory**	Headline*	Statutory
Sales	**1,021**		1,007	
Operating profit	**148**	**149**	139	136
Pre-tax profit	**134**	**136**	125	124
Basic EPS (p)	**17.4p**	**18.6p**	16.3p	16.5p
EPS from discontinued activities (p)		**7.6p**		7.1p
Interim dividend (pps)	**10.5p**		9.85p	

** In addition to statutory reporting, Smiths Group reports its continuing operations on a headline basis, which shows underlying performance. Headline profit is before exceptional items (incl. impairment of assets), amortisation of acquired intangible assets, profit/loss on disposal and financing gains/losses from currency hedging.*

Summary

In the first six months of the 2007 financial year, Smiths Group recorded a 7% increase in the headline earnings per share of its continuing activities, from which the aerospace businesses being sold to General Electric Company (GE) have been excluded. On the same basis, operating profit also increased by 7%, and the net margin improved from 13.8% to 14.5%, with margins in all three continuing businesses moving ahead. This performance was achieved despite the significant impact of a weaker dollar on translation of US earnings into sterling. On a statutory basis, earnings per share of the continuing activities were 18.6p. The operating cash-flow, after capex, was at 84% of operating profit. The Board has declared an interim dividend of 10.5p, an increase of 6.6%. In January, the company announced it would sell Smiths Aerospace to GE for $4.8 billion and would return £2.1 billion to shareholders, together with a share consolidation. It also announced the intention to take a 64% stake in a joint venture which would combine Smiths Detection with GE's Homeland Protection business.

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said: **"This is a strong start to the year for Smiths, with the continuing businesses performing well despite the currency headwind. Additionally, we have made good progress on completing the sale of Aerospace and establishing the new Smiths GE Detection business. The outlook for the current financial year and beyond remains encouraging and is in line with management expectations."**

-o-

Investor Relations	**Media**
russell.plumley@smiths.com	chris.fox@smiths.com
+44 (0)20 8457 8203	+44 (0)20 8457 8403

A meeting with analysts will be webcast at 9:00am UK time today on www.smiths.com/ir and archived there soon after the event.

Highlights of the period:

- **Growth in continuing activities**
  - Headline EPS and operating profit up by 7%
  - Margins improved in all three businesses
  - Growth achieved despite significant currency impact
  - Cash conversion from profit at 84%, after capex
  - Interim dividend increased by 6.6%

- **Announcements of 15 January**
  - Sale of Smiths Aerospace agreed with GE for US$4.8billion, including TMS unit
  - Intention to return £2.1billion to shareholders, with an equivalent share consolidation
  - Letter of Intent to form Smiths GE Detection, in which Smiths will hold a 64% share

- **Good progress on transactions**
  - Shareholder approval secured for Aerospace sale
  - Regulatory approval process underway
  - Good progress towards reaching definitive agreement on Detection JV

Following the decision to sell Smiths Aerospace, these results distinguish between continuing and discontinued activities and, to assist comparison with the prior period, the results for the comparative periods have been re-presented on a consistent basis.

Commentary on performance of continuing activities:

Sales

In the first six months of 2007, sales from continuing activities were £1,021m, compared with £1,007m on the same basis for the first half of 2006. Reported sales growth was held back by a 15 cent weakening of the dollar between the two periods, which had an impact on US sales translated into sterling. On an underlying* basis, sales in the period improved by 7%. Sales by Detection and Specialty Engineering were ahead of management expectations, with Medical slightly behind.

** Underlying performance excludes the year-on-year impact of currency translation, acquisitions and disposals.*

Headline profit

Headline operating profit from continuing activities increased by 7% to £148m (H1 2006: £139m). This was after the significant currency translation impact already mentioned, and on an underlying basis, the growth rate was 14%. The net operating margin on sales improved from 13.8% to 14.5%.

The net interest charge for the period was £30m (£26m), partially offset by a pensions financing gain of £16m (£12m), which reflected the strong funding position of the company's retirement benefit schemes.

Headline pre-tax profit increased by 8% to £134m (£125m) and headline earnings per share by 7% to 17.4p

(16.3p). The company's effective tax rate for this period was unchanged at 26%. The Board has declared an interim dividend of 10.5p, an increase of 6.6%. It will be paid on 27 April to shareholders registered at the close of business on 30 March. The ex-dividend date is 28 March.

Statutory reporting

On a statutory basis, operating profit on the continuing activities was £149m (£136m) and earnings per share were 18.6p (16.5p). The company recorded amortisation of acquired intangible assets of £7m (£6m), profit on disposal of businesses of £14m (£7m), acquisition integration costs for Medex of £5m (£3m), income from commuted insurance policies of £43m (nil) and a provision for legal fees of £44m (nil) (see below) and financing gains of £1m (£2m). In total, these items amounted to a £2m contribution to profit on the continuing activities. Including the discontinued activities, statutory earnings per share were 26.2p (23.6p).

Legal matters

Following the commutation of the insurance policies referred to above, the legal costs of resisting claims against John Crane Inc (JCI) will fall initially on that company. Consequently, a provision has been established to meet these costs which equates to approximately four years' expected expenditure. Substantial insurance cover remains in place (see also notes 12 and 15 of the Accounts).

Cash and debt

The company generated a strong headline operating cash-flow on its continuing activities in the first half of 2007. At £124m, it represents an 84% conversion ratio from headline operating profit, after capital expenditure on property, plant, and equipment, and development costs. Free cash-flow, after interest and tax, was £85m. Net acquisition and disposal expenditure in the period was £9m, and the payment of the 2006 final dividend cost £122m. Net debt for the total Group, at the end of the period, was £938m.

Investment for growth:

- **Acquisitions and disposals**

In addition to the announcements about the sale of the aerospace businesses and about the new detection business, Smiths has made a number of smaller acquisitions and disposals which will help refine the business mix of its continuing activities. In August, John Crane's bearing lubrication business in Finland was sold for £15m. In the same month, Comet, an Italian manufacturer of pressure sealing systems, was acquired for £3m. In December, Tecnicas Medicas, the Spanish distributor of Smiths Medical products, was acquired for £12m. Today, Smiths announced the acquisition of CDI Energy Services for £19m. CDI is a US business providing services to the oil & gas industry which will complement the John Crane Performance Plus logistics management programme. It has a strong position in the upstream sector through the equipment and support it supplies for oil & gas production.

- **Research & development**

Investment in technologies to enhance Smiths competitive position by helping customers succeed is an essential part of the company's Full Potential programme. Company-funded R&D in this period was £34m, representing an average across the three divisions of 3% of sales, with Medical and Detection above that level and Specialty Engineering below it. Of the total, £26m was charged against profit and the balance capitalised. The company is currently carrying £33m of capitalised development costs relating to the continuing activities, which are being amortised over timescales of typically 3-5 years.

- **Productivity**

The company made further efficiency gains in this period, with higher input costs, including raw materials and payroll costs, more than offset by restructuring, pricing and the benefits of establishing production by a growing number of Smiths businesses in low-cost countries, including Mexico, India and China. Average employment in the continuing activities was 22,000 (21,000) during the half year. North America (US, Canada, Mexico) remains the company's largest market, accounting for 52% of sales by origin and 69% of headline operating profit.

Smiths Detection

£m	**2007**	2006
Sales	**182**	171
Headline operating profit	**27**	24

Smiths Detection sales increased by 6% and headline operating profit by 16%, driving margins from 13.7% to 15.0%. The growth was even more marked on an underlying basis, with sales 10% and profit 22% ahead.

There was strong growth in deliveries of airport security equipment in Europe, the Middle and Far East, including X-ray and trace detection systems for Dubai, Singapore and Shanghai airports. Now, more than five years after the events of 9/11, many units installed as a consequence are approaching the point where they need replacing with more advanced technology. In the US itself, however, the Transportation Security Administration (TSA) deferred some purchases in this period while it assessed how to implement new systems more effectively. At the same time, a maintenance agreement for Smiths to provide in-service support for its equipment now out of warranty was renewed.

The Ports & Borders business also grew strongly, and will continue to increase its proportion of Detection sales. Border protection has become a major focus for governments around the world, both to prevent terrorism and to collect taxes on imports. The US authorities have taken delivery of the first batch of mobile HGV systems, but still only 5-8% of containers arriving by sea are being scanned. The government has stepped up its Container Security Initiative in which inspection is carried out at the port of origin. This initiative now covers 70 locations, and has encouraged the governments in those countries to buy additional X-ray systems for their own inspection purposes.

In October, the US Department of Homeland Security awarded Smiths a contract to develop portable radiation detectors for border patrols, customs and coastguards, with potential sales of $222m. Russia is among the countries taking a lead in container screening, and has already begun installation of Smiths scanners in major ports on the eastern seaboard. The Smiths plant in St Petersburg is now fully operational, with a range of products

certified as made in-country.

Military business was lower in this period compared to a year ago, when there were substantial deliveries under the ACADA programme in the US. The next major programme for protecting defence forces against chemical agent threats, JCAD, is expected to commence initial low-rate production at the end of 2007. Today, Smiths announced it had been awarded three contracts by the US Air Force and Department of Defense with a total value of $38m. The largest was a follow-on order for 4,100 Improved Chemical Agent Monitor (ICAM) hand-held units to protect US military forces against nerve and blister agent attacks. Sales of military equipment to other countries included biological protection systems for Japan and lightweight chemical detectors for the Norwegian armed forces. Contract negotiation for future military business is particularly active at present.

Demand is strong for equipment used in the protection of federal buildings in the US, and for first responder equipment employed by civil authorities in many countries.

Smiths Detection is investing to increase capacity, in particular expanding its plants in the US ahead of production for which orders have already been received. Company-funded R&D is currently in the range of 5-6% of sales, and the products are being continually upgraded to provide greater levels of threat detection, working closely with customers to meet their most demanding requirements.

In January, Smiths announced that it had agreed with GE to combine Smiths Detection and GE's Homeland Protection business. Smiths will own 64% of the enlarged business, to be called Smiths GE Detection, and will consolidate its performance as a subsidiary, with GE holding the balancing minority interest. Smiths will nominate four of the six directors, including the chairman and president, while GE will nominate the other two.

Good progress has been made towards reaching a definitive agreement with GE on the terms on which the new enterprise will be established.

The combination of the two businesses will create a strong competitor in the Detection sector. It will have a comprehensive range of products, in particular the complete suite of equipment needed for checked baggage inspection at airports, including the Computed Tomography units required by the TSA. The combined technical resources of Smiths and GE will be available to the business, including GE's know-how in medical imaging.

The outlook for Smiths in the detection sector is positive. Smiths Detection will continue to perform well in the remainder of the year and, beyond that, the proposed new business is well-positioned to be among the industry leaders.

Smiths Medical

£m	**2007**	2006
Sales	**347**	355
Headline operating profit	**60**	59

Smiths Medical sales were slightly lower than a year ago and profit was slightly ahead, both considerably impacted by currency translation. The margin on sales improved from 16.7% to 17.4% and, on an underlying basis, sales

grew by 3% and profit by 9%.

The modest underlying sales growth reflected a number of factors particular to this reporting period: there were production constraints while manufacture of critical devices was consolidated from Hythe in the UK and Kirchseeon in Germany into other Smiths Medical facilities; and there were capacity limitations on the automated production lines making safety catheters in the US.

By contrast, the strong underlying profit growth benefited from: the ongoing plant rationalisation programme and the continued move to low-cost manufacturing countries; the incremental gain from the continued integration of Medex; and tight control of costs as volume increased.

In the US, Smiths Medical is benefiting from the move towards treatment of illnesses in their chronic, rather than acute stages. A number of airway management products and ambulatory pumps already address this trend and it is becoming a focus for critical care products. While the advantages of using safety devices are well understood in the US healthcare system, there is now also greater recognition of the contribution they make to improving healthcare employees' safety and productivity. Group purchasing organisations are important customers and, in this period, a number of sizeable agreements were reached for a wide range of products, including those with Premier, Novation and Broadlane.

Internationally, Smiths Medical is performing strongly. It has acquired distributors in many of its key territories, most recently in Spain, and this provides effective routes to market when countries adopt clinical best practices, many of which, like the use of safety devices, have originated in America. The Japanese business is one of the few not showing real growth, held back by pricing pressure from the government reimbursement programme.

Recent new product introductions which helped to drive growth include a revised range of epidural catheter fixation devices, in vitro fertilisation devices, as well as consumables and software upgrades for insulin delivery pumps. Development continues of next-generation ambulatory pumps, featuring error detection software and data connectivity to hospital IT systems.

The industry in which Smiths Medical participates remains relatively unconsolidated, with opportunities to add adjacent product lines.

The outlook for Medical is for further progress in generally positive market conditions.

Specialty Engineering

£m	**2007**	2006
Sales	**492**	481
- of which, John Crane	***252***	*245*
Headline operating profit	**61**	56
- of which, John Crane	***31***	*27*

Sales in Specialty Engineering improved by 2% and profit by 9%, raising the margin from 11.6% to 12.3%. On an underlying basis, sales improved by 8% and profit by 16%.

The largest business, John Crane, increased its underlying profit by 27%, benefiting from strong demand for its products and services, particularly in the oil, gas and petrochemical sector. At this stage of the capital investment cycle, the growth is in the sale of original equipment for new production facilities. While margins are satisfactory, the subsequent aftermarket opportunities which result from these new installations are highly attractive. Among the projects John Crane has been involved with during this period are new ethylene cracker plants in China, gas extraction and processing in the UAE, ethane cracker and petrochemical plants in Saudi Arabia, lube oil plants in Taiwan and ethanol production for biofuels in the US.

As it approaches production constraints, and with no sign of demand reducing, John Crane has been adding capacity in low-cost manufacturing locations, particularly in India and China, while succeeding in keeping fixed costs under tight control. Locating in these countries has led to the generation of incremental sales from local customers. Raw material prices, particularly for stainless steel and tungsten carbide, have been rising, but John Crane has passed the majority of these through.

In the aftermarket, John Crane is well placed around the world to respond quickly to operators' urgent demands for maintenance and repair. Local service centres with test rigs in Brazil, China, Dubai, India, Norway, Singapore, the UK and US have significantly reduced downtime for customers who previously had to wait while seals were shipped over long distances for repair.

The Interconnect business is also seeing strong growth. Its military business has benefited from increased spending on network-centric systems to provide effective battlefield communications, where Interconnect provides a range of microwave components which are developed specifically for each project. Smiths equipment is vital to the operation of Eurofighter Typhoon, for example, generating healthy sales in this period. TMS, being sold to GE, is a discrete unit, the departure of which will not affect the performance of the remaining Interconnect business.

Of equal importance to Interconnect are the commercial networks providing wireless communications to the consumer market. This sector is growing strongly, driven by the demand for increased capacity on the existing networks and for new infrastructure in the developing world.

Other applications for Interconnect products include medical equipment such as MRI scanners and railway signalling systems, both of which are seeing good growth at present.

Flex-Tek is the Smiths company supplying ducting and hosing for construction and consumer products. Around 50% of sales relate to house-building in the US, a market currently experiencing a downturn. At the same time, the business is experiencing raw material price increases which are proving difficult to pass on to customers. Sales not related to construction remain robust. Already a very lean enterprise, Flex-Tek is working hard to reduce overhead costs, and continues to be highly cash-generative.

Across its range of activities, Specialty Engineering is experiencing well-above GDP growth in John Crane and Interconnect, forming the major proportion of its activities, and this is enabling the division to achieve a strong performance, with margins continuing to improve.

Changes to the Board

Stuart Chambers joined as a non-executive director in November. He is the Chief Executive of Pilkington Group Ltd and a main Board member of its parent company, Nippon Sheet Glass. Sir Nigel Broomfield, also non-executive, will retire at the end of March. He was appointed in December 2000, and has made a valuable contribution to Board's deliberations. The company is pleased to announce that he will remain an advisor to the Detection business.

Prospects

Looking ahead, Smiths is now focused on technology leadership and competitive market positions in sectors with attractive long-term prospects. In its new shape, the company will have higher margins, better cash performance, an improved capital structure, resources for further development and a progressive dividend policy. The outlook for the current financial year and beyond remains encouraging and is in line with management expectations.

Tables attached

- Income statement
- Statement of recognised income & expense
- Summarised balance sheet
- Cash-flow statement
- Notes to the accounts

Copies of the interim report will be sent to shareholders shortly, and will be available at the company's registered office, 765 Finchley Road, London NW11 8DS.

-o-

Consolidated Income Statement (unaudited)

	Note	**Period Ended 3 February 2007 £m**	Period Ended 31 January 2006 (restated) £m	Period Ended 5 August 2006 £m
Continuing operations:				
Revenue	2	**1,021.2**	1,007.1	2,180.3
Cost of sales		**(544.0)**	(532.4)	(1,165.2)
Gross profit		**477.2**	474.7	1,015.1
Sales and distribution costs		**(155.7)**	(146.9)	(316.9)
Administrative expenses				
- normal activities		**(186.6)**	(198.0)	(399.2)
- impairment of financial asset				(325.0)
Profit on disposal of businesses		**14.5**	6.5	18.2

	Note			
Operating profit (loss)	2	**149.4**	136.3	(7.8)
Interest receivable		**3.3**	2.5	4.2
Interest payable		**(32.8)**	(29.0)	(57.3)
Other financing gains (losses)		**1.1**	1.9	(0.5)
Other finance income – retirement benefits		**16.0**	12.4	25.2
Net finance costs		**(12.4)**	(12.2)	(28.4)
Share of post-tax (loss) profit of associates		**(0.7)**	0.1	(1.1)
Profit (loss) before taxation		**136.3**	124.2	(37.3)
Comprising:				
- headline profit before taxation	3	**134.0**	124.6	315.8
- exceptional operating items	4	**8.1**	3.8	(12.8)
- amortisation of acquired intangible assets	9	**(7.0)**	(6.1)	(13.0)
- financing gains (losses)		**1.2**	1.9	(2.3)
- impairment of financial asset				(325.0)
		136.3	124.2	(37.3)
Taxation on continuing operations		**(30.4)**	(31.3)	(65.4)
Profit (loss) after taxation – continuing operations		**105.9**	92.9	(102.7)
Profit after taxation – discontinuing operations	8	**43.1**	40.6	126.9
Profit for the period		**149.0**	133.5	24.2
Profit for the period attributable to equity shareholders of the parent company		**149.0**	133.5	24.2
Earnings per share:	5			
- Basic		**26.2p**	23.6p	4.3p
- Basic - continuing operations		**18.6p**	16.5p	(18.2)p
- Diluted		**26.1p**	23.5p	4.2p
- Diluted - continuing operations		**18.5p**	16.4p	(18.0)p
Dividends per share (declared):				
Interim		**10.5p**	9.85p	9.85p
Final				21.50p
		10.5p	9.85p	31.35p

Consolidated statement of recognised income and expenditure (unaudited)

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Exchange loss	**(51.1)**	(1.7)	(113.1)
Taxation recognised on exchange losses – deferred			(7.4)
Taxation recognised on share based payment	**2.7**	0.5	(2.6)
Actuarial gains (losses) on retirement benefit schemes	**17.5**	(73.4)	94.5
Taxation recognised on actuarial losses – deferred	**(5.8)**	22.0	(24.0)
Fair value gains (losses):			
- on cash-flow hedges	**7.2**	2.6	12.7
- on net investment hedges	**13.4**	(0.1)	17.1
Net cost recognised directly in equity	**(16.1)**	(50.1)	(22.8)
Profit for the period	**149.0**	133.5	24.2
Total recognised income and expense for the period attributable to equity shareholders of Smiths Group plc	**132.9**	83.4	1.4

Consolidated balance sheet (unaudited)

	Note	3 February 2007 £m	31 January 2006 (restated) £m	5 August 2006 £m
Non-current assets				
Intangible assets	9	**1,018.9**	1,578.4	1,530.6
Property, plant and equipment		**289.2**	504.5	497.8
Investment accounted for using the equity method		**12.8**	13.7	14.0
Financial assets – other investments	10	**0.7**	328.6	0.8
Retirement benefit assets		**179.2**	106.6	183.7
Deferred tax assets		**94.8**	251.2	92.3
Trade and other receivables		**10.1**	17.8	16.8
Financial derivatives		**0.1**	1.7	6.2
		1,605.8	2,802.5	2,342.2
Current assets				
Inventories		**319.8**	600.4	558.4
Trade and other receivables		**465.4**	645.2	724.4
Financial derivatives		**16.4**	7.5	26.1
Cash and cash equivalents	11	**274.1**	359.9	120.6
		1,075.7	1,613.0	1,429.5
Assets classified as held for sale and included in disposal groups	8	**1,316.6**	4.4	
Total assets		**3,998.1**	4,419.9	3,771.7
Non-current liabilities				
Financial liabilities:				

- borrowings	11	**(897.6)**	(962.2)	(862.3)
- financial derivatives		**(3.3)**	(1.4)	(4.4)
Provisions for liabilities and charges		**(57.2)**	(26.4)	(26.5)
Retirement benefit obligations		**(173.1)**	(343.0)	(235.8)
Deferred tax liabilities		**(48.7)**	(130.4)	(49.7)
Trade and other payables		**(34.1)**	(133.6)	(114.8)
		(1,214.0)	(1,597.0)	(1,293.5)
Current liabilities				
Financial liabilities:				
- borrowings	11	**(328.3)**	(388.2)	(185.0)
- financial derivatives		**(12.3)**	(5.8)	(4.9)
Provisions for liabilities and charges		**(60.1)**	(59.4)	(81.8)
Trade and other payables		**(385.5)**	(747.2)	(699.5)
Current tax payable		**(130.9)**	(145.4)	(144.1)
		(917.1)	(1,346.0)	(1,115.3)
Liabilities included within disposal groups	8	**(449.3)**		
Total liabilities		**(2,580.4)**	(2,943.0)	(2,408.8)
Net assets		**1,417.7**	1,476.9	1,362.9
Shareholders' equity				
Share capital		**143.3**	141.4	141.8
Share premium account		**265.6**	211.6	224.1
Own shares		**(7.0)**		
Revaluation reserve		**1.7**	1.7	1.7
Merger reserve		**234.8**	234.8	234.8
Retained earnings		**732.2**	884.5	734.0
Hedge reserve		**47.1**	2.9	26.5
Total shareholders' equity	13	**1,417.7**	1,476.9	1,362.9

Cash-flow statement (unaudited)

	Note	**Period ended 3 February 2007 £m**	Period ended 31 January 2006 (restated) £m	Period ended 5 August 2006 £m
Net cash inflow from operating activities	14	**190.5**	193.2	389.1
Cash-flows from investing activities				
Expenditure on capitalised development		**(52.8)**	(48.8)	(102.0)

Expenditure on other intangible assets		**(16.6)**	(16.5)	(25.1)
Purchases of property, plant and equipment		**(51.1)**	(49.3)	(111.2)
Disposal of property, plant and equipment		**1.4**	3.2	12.2
Additions to financial assets		**(0.3)**		
Acquisition of businesses		**(14.7)**	(32.8)	(54.2)
Disposals of businesses		**11.2**	5.0	8.3
Net cash-flow used in investing activities		**(122.9)**	(139.2)	(272.0)
Cash-flows from financing activities				
Proceeds from issue of ordinary share capital		**22.3**	14.6	27.3
Dividends paid to equity shareholders		**(122.3)**	(111.3)	(167.0)
Increase (decrease) in other borrowings		**56.8**	32.5	(42.4)
Net cash-flow used in financing activities		**(43.2)**	(64.2)	(182.1)
Net increase (decrease) in cash and cash equivalents		**24.4**	(10.2)	(65.0)
Cash and cash equivalents at beginning of period		**(51.1)**	11.9	11.9
Exchange differences		**2.6**	0.1	2.0
Cash and cash equivalents at end of period		**(24.1)**	1.8	(51.1)
Cash and cash equivalents at end of period comprise:				
- cash at bank and in hand		**276.4**	344.6	102.3
- deposits			15.3	18.3
- bank overdrafts		**(300.5)**	(358.1)	(171.7)
		(24.1)	1.8	(51.1)
Included in cash and cash equivalents per the balance sheet		**(25.6)**	1.8	(51.1)
Included in the assets of the disposal group	8	**1.5**		
		(24.1)	1.8	(51.1)

Notes to the accounts (unaudited)

1 Basis of preparation

The interim financial statements have been prepared in accordance with the Companies Act 1985 applicable to companies reporting under International Financial Reporting Standards (IFRSs) and International Financial Reporting Interpretations Committee (IFRIC) interpretations, as adopted by the European Union in response to the IAS regulation (EC 1606/2002), under the historic cost convention modified to include revaluation of certain financial instruments. For Smiths Group plc there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board.

The financial information presented in these financial statements has been prepared in accordance with accounting policies used in the most recent financial statements, which are also expected to be followed in preparing the annual financial statements for the period ending 31 July 2007, and the Listing Rules of the FSA, except as noted below. These financial statements do not comply with the requirements of IAS 34.

Restatement

The 31 January 2006 consolidated income statement, consolidated balance sheet, changes in shareholders' equity and cash flow statements have been restated to reflect the final accounting policies which were adopted in the 2006 year end financial statements, the effect of which was to increase financial derivative assets by £1.3m, decrease financial derivative liabilities by £8.4m, and increase shareholders' equity by £9.7m.

The consolidated income statement and cash flow statement for the six months to 31January 2006 have been restated to reflect a £2.5m reclassification from

financing to operating profit, in respect of the treatment of administration costs for the pension schemes.

In addition, in accordance with IFRS, the Group has now included in the statement of recognized income and expense, for all periods presented, the deferred tax credit in respect of share-based payments.

Recent accounting developments

The Company has adopted the following developments and interpretations with effect from 6 August 2006.

IAS 39 - 'Financial Instruments : Recognition and measurement'
An amendment to IAS 39 requires financial guarantees to be initially recognised at fair value and remeasured at each balance sheet date. The effect on the interim financial statements is not material.

IFRIC 4 - 'Determining whether an Arrangement contains a lease'
This interpretation requires arrangements which may have the nature, but not the legal form, of a lease to be accounted for in accordance with 'IAS 17 Leases'. The effect on the interim financial statements is not material.

IFRIC 8 - 'Scope of IFRS 2'
This interpretation clarifies that the accounting standard IFRS 2 'Share-based payment' applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. The effect on the interim financial statements is not material.

IFRIC 9 - 'Re-assessment of embedded derivatives'
This interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 'Financial instruments: Recognition and measurement' and concludes that reassessment of an embedded derivative is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The effect on the interim financial statements is not material.

IFRIC 10 - 'Interim financial reporting and impairment'. This interpretation addresses the apparent conflict between the requirements of IAS 34 'Interim financial reporting', and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. It states that any such impairment losses recognised in an interim financial statement may not be reversed in subsequent interim or annual financial statements. There was no effect on the interim financial statements.

Proposed disposal of Aerospace Division

Following the announcement, on 15 January 2007, of the proposed disposal of the Aerospace division and Times Microwave Systems, Inc., their activities have been designated a 'discontinued operation' within the terms of IFRS 5 'Non-current assets held for sale and discontinued operations' ('IFRS 5'). The results of the discontinued operations are shown on the face of the Consolidated Income Statement and the comparative figures have been restated to reflect the results of discontinued operations in those periods and to reallocate certain continuing costs previously allocated to the Aerospace division. The assets and liabilities of the discontinued operations are separately identified on the Consolidated Balance Sheet, although as prescribed by IFRS 5, no adjustment has been made to comparatives.

The interim financial statements were approved by the directors on 21 March 2007.

2 Analyses of revenue and operating profit by business segment

For management purposes, the ongoing Group is organised into three business segments - Detection, Medical and Specialty Engineering. These business segments are the basis on which the Group reports its primary segment information.
For reporting purposes, Specialty Engineering is analysed into two segments: John Crane and Specialty - Other.

	Period ended 3 February 2007				
			Specialty Engineering		
	Detection	Medical	John Crane	Specialty - Other	Total
	£m	£m	£m	£m	£m
Revenue	**182.0**	**347.0**	**251.9**	**240.3**	**1,021.2**
Headline operating profit	**27.3**	**60.4**	**31.2**	**29.3**	**148.2**
Exceptional operating items	**0.2**	**(5.1)**	**12.3**	**0.7**	**8.1**
Amortisation of acquired intangible assets	**(0.2)**	**(5.4)**	**(0.2)**	**(1.2)**	**(7.0)**
Financing losses	**(0.3)**	**0.4**	**0.1**	**(0.1)**	**0.1**

	Detection	Medical	John Crane	Specialty - Other	Total
Net finance costs					**(12.4)**
Share of post-tax (losses) profits of associated companies	**(1.0)**		**0.3**		**(0.7)**
Profit before taxation					**136.3**
Taxation					**(30.4)**
Profit for the period					**105.9**

Period ended 31 January 2006

			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty - Other £m	Total £m
Revenue	171.2	355.0	244.9	236.0	1,007.1
Headline operating profit	23.5	59.4	26.7	29.0	138.6
Exceptional operating items	5.3	(1.1)		(0.4)	3.8
Amortisation of acquired intangible assets	(0.1)	(5.5)		(0.5)	(6.1)
Financing losses					
Operating profit	28.7	52.8	26.7	28.1	136.3
Net finance costs					(12.2)
Share of post-tax profits (losses) of associated companies	(0.3)		0.4		0.1
Profit before taxation					124.2
Taxation					(31.3)
Profit for the period					92.9

Period ended 5 August 2006

			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty - Other £m	Total £m

Revenue	411.8	737.0	518.4	513.1	2,180.3
Headline operating profit	74.3	133.3	66.4	70.8	344.8
Exceptional operating items	5.4	(17.2)	5.6	(6.6)	(12.8)
Amortisation of acquired intangible assets	(0.4)	(11.2)	(0.3)	(1.1)	(13.0)
Financing losses	(0.3)	(0.6)	(0.4)	(0.5)	(1.8)
	79.0	104.3	71.3	62.6	317.2
Impairment of financial assets					(325.0)
Operating profit					(7.8)
Net finance costs					(28.4)
Share of post-tax (losses) profits of associated companies	(1.5)		0.4		(1.1)
Profit before taxation					(37.3)
Taxation					(65.4)
Profit for the period					(102.7)

3 Headline profit measures

The Company seeks to present a measure of underlying performance which is not impacted by exceptional items or items considered non-operational in nature. This measure of profit is described as 'headline', and is used by management to measure and monitor performance. Normal restructuring costs are charged against headline profits.

The following items have been excluded from the headline measure:

• exceptional operating items – see note 4;

• amortisation of intangible assets acquired in a business combination – the amortisation charge is a non-cash item, and the directors believe that it should be added back to give a clearer picture of underlying performance; and

• other financing gains and losses – these represent the results of derivatives and other financial instruments which do not fall to be hedge accounted under IAS 39 and do not form part of the group's financing strategy. These items are included either within operating profit or profit before taxation depending on the nature of the transaction. The application of IFRS accounting principles makes this item potentially volatile, and it is therefore excluded to give a clearer picture of the underlying performance.

4 Exceptional operating items

Items which are material either because of their size or their nature, and which are non-recurring, are presented within their relevant consolidated income statement category, but highlighted separately within the line 'exceptional operating items'. The separate reporting of exceptional items helps provide a better picture of the Company's underlying performance. Items which may be included within the exceptional category include:

• profits/(losses) on disposal of businesses;

• spend on the integration of significant acquisitions; and

• significant goodwill or other asset impairments.

An analysis of the items presented as exceptional in these financial statements is given below:

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m

Integration of acquisitions	**(5.0)**	(2.7)	(18.7)
Class action settlement			(12.2)
Profit on disposal of businesses (note 7)	**14.5**	6.5	18.1
Commutation of insurance policies (note 15)	**42.9**		
Provision for litigation (note 12)	**(44.3)**		
	8.1	3.8	(12.8)

Restructuring costs in connection with the integration of Medex amounting to £5.0m (2006:£2.7m) have been incurred in the period.

John Crane, Inc. has commuted certain insurance policies and received £42.9m in cash for the period. At the same time, it has established a litigation provision in the sum of £44.3m (see note 15).

5 Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity shareholders of the parent company by the average number of ordinary shares in issue during the period.

	Period ended 3 February 2007	Period ended 31 January 2006	Period ended 5 August 2006
	£m	£m	£m
Profit (loss) for the period			
- Continuing	**105.9**	92.9	(102.7)
- Total	**149.0**	133.5	24.2
Average number of shares in issue during the period	**569,049,918**	564,601,013	565,359,484

Diluted earnings per share are calculated by dividing the profit attributable to equity shareholders by 571,928,823 (period ended 31 January 2006: 567,972,202; period ended 5 August 2006: 569,733,560) ordinary shares, being the average number of ordinary shares in issue during the period, adjusted by the dilutive effect of share options.

A reconciliation of basic earnings per share - continuing and headline earnings per share - continuing is as follows:

	Period ended 3 February 2007 Continuing operations		Period ended 31 January 2006 Continuing operations		Period ended 5 August 2006 Continuing operations	
	£m	**EPS (p)**	£m	EPS (p)	£m	EPS (p)
Attributable to equity shareholders of the parent company	**105.9**	**18.6**	92.9	16.5	(102.7)	(18.2)
Exclude:						
– integration of acquisitions	**5.0**		2.7		18.7	
– disposal of businesses	**(14.5)**		(6.5)		(18.2)	
– insurance commutation	**(42.9)**					
– asbestos litigation provision	**44.3**					

– class action settlement					12.2	
– impairment of financial asset					325.0	
– amortisation of acquired intangible assets	**7.0**		6.1		13.0	
– financing gains						
charged to administrative expenses	**(0.1)**				2.8	
charged to financing	**(1.1)**		(1.9)		(0.5)	
	(2.3)		0.4		353.0	
– less tax	**(4.4)**		(1.1)		(15.5)	
	(6.7)	**(1.2)**	(0.7)	(0.2)	337.5	59.7
Headline	**99.2**	**17.4**	92.2	16.3	234.8	41.5
Headline EPS – diluted (p)		**17.3**		16.2		41.2

6 Acquisitions

During the period, the Company made a number of acquisitions, including the issued share capital of Tecnicas Medicas MAB, SA, on behalf of Medical.

The values set out below are provisional pending finalisation of the fair values attributable, and will be finalised in subsequent periods.

All acquisitions are wholly owned. Goodwill and net assets in respect of prior year acquisitions have been adjusted by £0.8m as a result of finalising their attributable fair values.

	Date of acquisition	Consideration £m	Goodwill £m	Net assets £m
Businesses acquired				
Tecnicas Medicas	1 December, 2006	11.7	8.6	3.1
Other		3.6	2.9	0.7
		15.3	11.5	3.8
Consideration:				
– paid during the period		15.3		

7 Disposals

The most significant disposal transaction during the period was the sale of the Group's bearing lubrication business to AB SKF. Additional costs and provision releases relating to prior year disposals amounted to £1.2m.

	Consideration (net of costs) £m	Net assets £m	Profit on disposal £m
Businesses sold	15.2	1.9	13.3

8 Discontinuing operations and assets held for sale

On 15 January, 2007, the Company announced its intention to sell its Aerospace operations to General Electric Company for consideration of $4.8bn. The disposal is expected to complete in the second half of 2007 and, as a consequence, the assets and liabilities being sold have been disclosed as held for sale in the Consolidated Balance Sheet. The post-tax result of the Aerospace operations have been separately disclosed as a discontinuing operation in the consolidated income statement. In the cash flow statement, the operating cash flows of the Aerospace group have been aggregated with those of the continuing operations, but are disclosed separately in the note below.

Financial information for the Aerospace operations after group eliminations is presented below.

Profit after taxation of discontinuing operations

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Revenue	**614.1**	582.4	1,342.6
Cost of sales	**(428.7)**	(418.1)	(946.0)
Gross profit	**185.4**	164.3	396.6
Sales and distribution costs	**(19.4)**	(17.9)	(37.8)
Administrative expenses	**(88.1)**	(92.1)	(190.4)
Operating profit	**77.9**	54.3	168.4
Finance costs	**(18.5)**	0.5	1.3
Profit before taxation	**59.4**	54.8	169.7
Taxation	**(16.3)**	(14.2)	(42.8)
Profit for the period	**43.1**	40.6	126.9
Earnings per share from discontinuing operations - pence			
Basic	**7.6p**	7.1p	22.5p
Diluted	**7.6p**	7.1p	22.2p

Cash flows of discontinuing operations

	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Operating activities	54.5	109.9	250.1
Investing activities	(77.0)	(74.5)	(148.1)
Financing activities	1.1	0.2	3.0

	(21.4)	35.6	105.0

8 Discontinuing operations and assets held for sale (continued)

Assets classified as held for sale and disposal groups

	3 February 2007 £m	31 January 2006 £m	5 August 2006 £m
Disposal group			
Intangible assets	531.6		
Property, plant and equipment	216.5		
Financial derivatives	13.4		
Inventories	296.8		
Trade and other receivables	256.0		
Cash and cash equivalents	2.3		
Non-current assets held for sale	1,316.6	4.4	
Total assets classified as held for sale and assets of disposal groups	1,316.6	4.4	
Disposal group			
Financial liabilities:			
– borrowings	(5.4)		
– financial derivatives	(3.2)		
Provisions for liabilities and charges	(20.5)		
Retirement benefit obligations	(22.4)		
Deferred tax liabilities	(5.8)		
Trade and other payables	(379.4)		
Current tax payable	(12.6)		
	(449.3)		

The assets and liabilities of the disposal group as at 3 February 2007 are required to be separately disclosed as per the note above. However, there is no requirement to restate prior year assets and liabilities. The non-current assets held for sale at 31 January 2006 comprise the assets of a subsidiary company disposed of in the second half of the period ended 5 August 2006. In addition to the £22.4m of retirement benefit obligations shown above, which relates to US employees, the arrangements for the disposal allow for UK employees to opt for transfer from the UK funded pension schemes. The above assets and liabilities reflect an estimated £156m of liability to be transferred in this respect, matched by equivalent assets.

9 Intangible assets

	Goodwill £m	Development costs £m	Acquired intangibles (see below) £m	Other £m	Total £m
Cost					

At 6 August 2006	1,241.6	293.7	139.1	112.5	1,786.9
Exchange adjustments	(26.6)	(2.0)	(3.6)	(1.7)	(33.9)
Reclassification from property, plant and equipment				1.9	1.9
Transfers to assets held for sale (note 1)	(299.5)	(282.8)	(10.4)	(50.0)	(642.7)
Business combinations	11.5		0.3		11.8
Adjustments to prior year acquisitions	0.8		(0.9)		(0.1)
Additions at cost		34.3		8.0	42.3
At 3 February 2007	927.8	43.2	124.5	70.7	1,166.2
Amortisation					
At 6 August 2006	133.7	39.5	20.2	62.9	256.3
Exchange adjustments	(2.3)	(0.6)	(0.6)	(1.1)	(4.6)
Reclassification from property, plant and equipment				1.6	1.6
Transfers to assets held for sale (note 1)	(55.8)	(33.9)	(4.7)	(27.2)	(121.6)
Charged (note 2)		5.4	7.2	3.0	15.6
At 3 February 2007	75.6	10.4	22.1	39.2	147.3
Net book value					
At 3 February 2007	852.2	32.8	102.4	31.5	1,018.9
At 5 August 2006	1,107.9	254.2	118.9	49.6	1,530.6

In addition to goodwill, the acquired intangible assets comprise:

	Patents, licences and trade marks £m	Technology £m	Customer relationships £m	Total £m
Cost				
At 6 August 2006	38.9	58.6	41.6	139.1
Exchange adjustments	(1.1)	(1.6)	(0.9)	(3.6)
Transfers to assets held for sale (note 1)			(10.4)	(10.4)
Business combinations	0.3			0.3
Adjustments to prior year acquisitions	0.5	0.2	(1.6)	(0.9)
At 3 February 2007	38.6	57.2	28.7	124.5
Amortisation				
At 6 August 2006	3.4	6.9	9.9	20.2
Exchange adjustments	(0.1)	(0.3)	(0.2)	(0.6)
Transfers to assets held for sale (note 1)			(4.7)	(4.7)
Charged (note 2)	1.0	2.8	3.4	7.2
At 3 February 2007	4.3	9.4	8.4	22.1

Net book value				
At 3 February 2007	34.3	47.8	20.3	102.4
At 5 August 2006	35.5	51.7	31.7	118.9

Note 1
The transfer to 'assets held for sale' was made prior to 3 February 2007 and, hence, the amounts shown do not reflect the net book value of intangible assets at 3 February (see note 8 to the accounts).

Note 2
The amortisation charge represents the charge for continuing operations, and discontinuing operations for the period prior to becoming a disposal group.

10 Non-current financial assets

	3 February 2007 £m	31 January 2006 £m	5 August 2006 £m
TI Automotive Limited preference shares		325.0	
Other trade investments	**0.7**	3.6	0.8
	0.7	328.6	0.8

11 Cash and borrowings

This note sets out the calculation of net debt, a measure considered important in explaining our financing position. As shown below, IAS 39 requires that the carrying value of borrowing includes accrued interest, and the fair value of any interest rate or currency swaps held to hedge the borrowings. The Company's measure of 'net debt' is a non-GAAP measure and is stated before these valuation adjustments.

Continuing operations	**3 February 2007 £m**	31 January 2006 £m	5 August 2006 £m
Cash and cash equivalents			
Net cash and deposits (note 1)	**274.1**	359.9	120.6
Short-term borrowings			
Bank overdrafts (note 1)	**(299.7)**	(365.2)	(177.7)
Bank loans	**(5.9)**		
Other loans	**(3.1)**		
	(308.7)	(365.2)	(177.7)
Long-term borrowings			
One to two years	**(0.3)**	(0.4)	(0.5)

Two to five years	**(614.2)**	(663.6)	(575.6)
After five years	**(285.9)**	(300.5)	(290.0)
	(900.4)	(964.5)	(866.1)
Borrowings	**(1,209.1)**	(1,329.7)	(1,043.8)
Net debt	**(935.0)**	(969.8)	(923.2)
Borrowings – valuation adjustments			
Interest accrual	**(19.6)**	(23.0)	(7.3)
Fair value of swapped debt	**2.8**	2.3	3.8
Total borrowings per balance sheet	**(1,225.9)**	(1,350.4)	(1,047.3)

Total cash and borrowings, including that disclosed as part of the disposal group, as at 3 February 2007 is as follows:

	Cash and cash equivalents	Net debt	Total borrowings
	£m	£m	£m
Continuing operations	274.1	(935.0)	(1,225.9)
Disposal group (note 8)	2.3	(3.1)	(5.4)
	276.4	(938.1)	(1,231.3)

Note 1
IAS 32 requires that cash and overdraft balances within cash pooling systems be reported gross on the balance sheet. The gross up included above amounted at 3 February 2007 to £243.5m (31 January 2006: £316.1m; 5 August 2006: £83.6m).

12 Provision for liabilities and charges

As stated in note 15, John Crane, Inc ("John Crane") is one of many defendants in litigation relating to products previously manufactured which contained asbestos. Until recently, the awards, the related interest and all material defence costs were met directly by insurers. During the period, John Crane has secured the commutation of certain insurance policies in respect of product liability and, as explained in note 4, has accounted for the proceeds as other operating income. While substantial insurance remains in place, John Crane has begun to meet defence costs directly, seeking appropriate contribution from insurers thereafter. This year, John Crane has established a provision to meet such costs amounting to £44m.

The provision is based on assessment of the probable costs of defending known and expected future cases to the extent that such costs can be reliably estimated. At present, the provision equates to approximately four years of gross spend in respect of defence costs, assuming an annual level of spend of some £12m. Although it is anticipated that asbestos-related claims may need to be defended for a longer period, the Directors have concluded at this point that no reliable estimate of the future exposure can be quantified beyond a four year period.

The provision established is a discounted pre-tax provision and is equivalent to an expected expenditure of £50m in future cash flows; the discount rate used is 5.1%, being the risk free rate faced on US debt instruments. The discount of £6m will unwind through the income statement in future years.

No account has yet been taken of recoveries from insurers as these recoveries are not, at present, sufficiently certain. Any such recoveries will be credited to the income statement in the period in which they are received.

The recognition of the above provision is part of an ongoing assessment of John Crane's asbestos exposures, and the methodologies and calculations set out above will be reconsidered regularly to ensure that they remain appropriate. There may, therefore, be changes in the level of provision recognised as more information about the exposures is received, or as future events occur.

13 Changes in shareholders' equity

	Period ended 3 February 2007 £m	Period ended 31 January 2006 (restated) £m	Period ended 5 August 2006 £m
Changes in shareholders' equity			
At beginning of period	**1,362.9**	1,486.7	1,486.7
Profit for the period	**149.0**	133.5	24.2
Share-based payment	**8.2**	3.5	14.5
Deferred tax benefit thereon	**2.7**	0.5	(2.6)
Dividends paid to equity shareholders	**(122.3)**	(111.3)	(167.0)
New share capital subscribed	**43.0**	14.6	27.3
Purchase of own shares	**(7.0)**		
Exchange losses	**(51.1)**	(1.7)	(113.1)
Taxation recognised on exchange losses			(7.4)
Fair value gains (losses)			
– on cash-flow hedges	**7.2**	2.6	12.7
– on net investment hedges	**13.4**	(0.1)	17.1
Actuarial gains and losses on retirement benefit schemes	**17.5**	(73.4)	94.5
Deferred taxation benefit thereon	**(5.8)**	22.0	(24.0)
At end of period	**1,417.7**	1,476.9	1,362.9

14 Cash-flows from operating activities

	Note	Period ended 3 February 2007 £m	Period ended 31 January 2006 £m	Period ended 5 August 2006 £m
Profit (loss) before taxation - continuing operations		**136.3**	124.2	(37.3)
Profit before taxation - discontinued operations		**59.4**	54.8	169.7
		195.7	179.0	132.4
Net interest payable		**30.3**	27.0	54.2
Financing (gains) losses				
- charged to administrative expenses		**(0.1)**		2.8
- charged to financing		**18.2**	(1.7)	0.5
Share of post-tax profit (loss) from associate		**0.7**	(0.1)	1.1
Other finance income – retirement benefits		**(17.7)**	(13.6)	(27.6)
Impairment of financial asset				325.0
		227.1	190.6	488.4
Amortisation of intangible assets	9	**15.6**	16.4	39.6
Provision against non-current investment		**0.3**		
Profit on disposal of property, plant and equipment		**(0.7)**		(4.4)

Profit on disposal of business	**(8.5)**	(4.8)	(16.4)
Depreciation of property, plant and equipment	**31.9**	40.4	81.0
Share-based payment expense	**9.5**	5.0	16.3
Retirement benefits	**3.5**	3.8	(61.5)
(Increase) in inventories	**(71.4)**	(49.6)	(34.8)
Decrease (increase) in trade and other receivables	**20.1**	76.5	(35.6)
Increase (decrease) in trade and other payables	**24.2**	(9.8)	70.7
Cash generated from operations	**251.6**	268.5	543.3
Interest	**(15.5)**	(12.0)	(49.5)
Tax paid	**(45.6)**	(63.3)	(104.7)
Net cash inflow from operating activities	**190.5**	193.2	389.1

15 Contingent liabilities

In common with many other enterprises of similar size, the Company and its subsidiaries are from time to time engaged in litigation in respect of a variety of commercial issues.

As previously reported, John Crane, Inc ('John Crane'), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 136,000 claims over the last 28 years. John Crane is currently a defendant in cases involving approximately 154,500 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 63 cases, amounting to awards of some US$55.4m over the 28 year period.

Whilst this represents a very low proportion of claims that has historically resulted in final judgment against John Crane, the incidence of such judgments in the future cannot be meaningfully estimated and the scale of future awards is accordingly unquantifiable. As explained in note 12, a provision for the legal costs of defending asbestos claims has, however, been established in the period and charged in the Income Statement.

16 Dividends

An interim dividend of 10.5p per share (2006: 9.85p) has been declared and will be paid on 27 April 2007 to holders of all ordinary shares whose names are registered at close of business on 30 March 2007. The dividend has not been accrued at 3 February 2007 in accordance with IFRS.

17 Comparative figures

This financial information does not comprise full financial statements within the meaning of Section 240 of the Companies Act 1985.

Figures relating to the period ended 5 August 2006 are abridged. Full accounts of Smiths Group plc for that period, prepared under IFRS, have been reported on by the auditors and delivered to the Registrar of Companies. The report of the auditors was not qualified and did not contain statements under Section 237 (2) or 237(3) of the Companies Act 1985.

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:01 21-Mar-07
Number	3785T

smiths

News Release

London, **21 March 2007**
For immediate release

Smiths Detection wins US military contracts worth $38 million

SMITHS Detection, part of the global technology business Smiths Group, today announces it has won five contracts worth a total of $38 million to supply chemical detection and identification systems to the US military.

Stephen Phipson, Group Managing Director of Smiths Detection, said: "Smiths Detection has developed advanced technologies, often in partnership with governments, which are helping to protect military forces world-wide from the threat of lethal chemical agents.

"It is the application of those technologies in reliable products, which are often used under the most extreme conditions, that has made Smiths Detection a world leader in military detection systems and enabled us to win new and follow-on contracts such as those announced today."

The contracts announced today comprise:

- **$19.25 million US Department of Defense contract for nerve and blister agent detectors**
  Smiths Detection will supply the US Department of Defense with over 4,100 Improved Chemical Agent Monitor (ICAM) units. ICAM is a highly effective, hand-held device that quickly monitors and confirms nerve and blister agent contamination in personnel, vehicles, equipment and terrain. This new contract follows a $9.5 million order for ICAM awarded in June 2006

- **$14.2 million US Department of Defense contract for chemical detector alarm units**
  Smiths Detection will provide GID-3 chemical agent detectors to the US Department of Defense for its Automatic Chemical Agent Detector Alarm (ACADA) program. The units can be carried, vehicle mounted or remotely deployed to warn soldiers of the presence of chemical warfare agents. Since 1998 Smiths Detection has supplied more than 35,000 ACADA (GID-3) units to the Department of Defense

- **$4.5 million contracts to supply chemical identification equipment to the US Air Force**
  Smiths Detection has received three contracts from the United States Air Force Civil Engineering Support Agency worth $4.5 million. It is providing its HazMatID portable chemical identifier and APD 2000 chemical detection system to identify Toxic Industrial Chemicals, Toxic Industrial Materials and other unknown liquid, solid or vapour threats.

ENDS

Smiths Group
Smiths is a global technology company, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application of advanced technologies. Its products and services make the world safer, healthier and more productive. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty Engineering. It employs 32,000 people and has over 250 major facilities in 50 countries. On 15 January 2007 Smiths Group announced the sale of Smiths Aerospace to GE which remains subject to regulatory approvals. For more information visit www.smiths.com

About Smiths Detection
Smiths Detection is part of the global technology business Smiths Group. It offers advanced integrated security solutions for customers in civil and military markets worldwide and is a leading technology developer and manufacturer of sensors that detect and identify explosives, chemical and biological agents, weapons, and contraband. Its advanced technology security solutions also include Smiths Heimann x-ray imaging systems, millimeter-wave technology and a specialist software supply business for the management of large sensor and video surveillance networks. Separate business units focus on related products for the life sciences, and food manufacturing industries. For more information visit www.smithsdetection.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Chris Fox
+44 (0)20 8457 8403

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:01 21-Mar-07
Number	3786T

smiths

News Release

London, **21 March 2007**
For immediate release

Smiths Group acquisition extends role in energy sector

SMITHS Group, the global technology business, today announces the acquisition of CDI Energy Services (CDI) of Tyler, Texas.

CDI is a leading provider of sales and service for pumping equipment that aids production from oil and gas wells, a technology known in the industry as "artificial lift". The company has also developed well monitoring and performance improvement services which increase productivity and longevity of customers' wells.

CDI was founded in 1892 as part of the Axelson Company and was acquired by the current private shareholders in 1999. It is located and incorporated in Texas, USA. The total cost of the acquisition was $37.0m [£19.2 m], which has been satisfied in cash.

CDI will extend Smiths Group's participation in the oil and gas industries, and will report through John Crane, which is part of the Specialty Engineering division. John Crane designs and manufactures Mechanical Seals and associated products for the oil & gas, chemical, pharmaceutical, pulp & paper and mining sectors.

Keith Butler-Wheelhouse, chief executive of Smiths Group, said: "This acquisition marks a broadening of our technology in the energy sector. John Crane has a peerless product range, currently focused on seals and associated products, with a truly global service and support footprint. CDI brings new products to our offering and adds important new capability to our fast-growing remote energy asset management services."

Global Energy Products, a sister business also acquired, supplies CDI with globally sourced pumps, rods and other related equipment critical to the business.

ENDS

Smiths Group
Smiths is a global technology company, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application of advanced technologies. Its products and services make the world safer, healthier and more productive. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty Engineering. It employs 32,000 people and has over 250 major facilities in 50 countries. On 15 January 2007 Smiths Group announced the sale of Smiths Aerospace to GE which remains subject to regulatory approval. For more information visit www.smiths.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Chris Fox
+44 (0)20 8457 8403

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Joint Venture
Released	09:39 21-Mar-07
Number	3857T

smiths

FOR IMMEDIATE RELEASE 21 March 2007

SMITHS GROUP PLC AND GENERAL ELECTRIC COMPANY

SMITHS GROUP PLC AND GENERAL ELECTRIC COMPANY SIGN FORMATION AGREEMENT TO CREATE SMITHS GE DETECTION

Smiths Group plc ("Smiths") and General Electric Company ("GE") announce that, following the Letter of Intent announced on 15 January 2007, they have signed a Formation Agreement, an important stage in the creation of Smiths GE Detection. As previously agreed, Smiths will own 64% and GE will own 36% of the new venture.

The transaction remains conditional on the approval of Smiths shareholders, certain regulatory approvals and a number of supplementary agreements between Smiths and GE that require additional detailed work and technical input. Smiths has agreed to pay GE a break fee of £35 million in certain circumstances.

With regard to the expected timetable to completion, it is anticipated that the preparation of the necessary audited financial information for the shareholder circular will take several months. Completion of the transaction is currently targeted for the second half of the 2007 calendar year.

Contacts:

Smiths Group plc **+44 (0) 20 8458 3232**
Russell Plumley (Investor Relations)
Chris Fox (Media)

General Electric Company **+1 203 373 3193**
Russell Wilkerson

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

21 FEBRUARY to 23 MARCH 2007

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2056	1728	980
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted	Number alloted
Name Address . Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted TOTAL CARRIED FOWARD	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 22.03.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	310		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	798.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number alloted 5,074
Name Address . Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **5,074**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 22.03.2007

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

Title	Forename(s)	Surname	Address					Postcode	Shares Allotted
MRS	JULIE ANDREA	BENSON	BARN FARM COTTAGE	STANBORO LANE	ELMSTONE HARDWICKE	CHELTENHAM,	GLOUCESTERSHIRE	GL51 9TN	60
MR	ALAN EDWARD	HILL	48 WILLERSEY ROAD	BENHALL	CHELTENHAM	GLOUCESTERSHIRE		GL51 6NN	250
MRS	JULIE ANDREA	BENSON	BARN FARM COTTAGE	STANBORO LANE	ELMSTONE HARDWICKE	CHELTENHAM	GLOUCESTERSHIRE	GL51 9TN	144
MRS	QUDSIA NAHID	KIANI	97 KING GEORGES AVENUE	WATFORD	HERTFORDSHIRE			WD18 7QE	721
MRS	AMANDA JANE	MAKIN	10 CROMERS CLOSE	NORTHWAY	TEWKESBURY		GLOUCESTERSHIRE	GL20 8RT	115
MRS	AMANDA JANE	MAKIN	10 CROMERS CLOSE	NORTHWAY	TEWKESBURY		GLOUCESTERSHIRE	GL20 8RT	185
MR	JOHN PATRICK	PEGLER	45 PARK WALK	FAREHAM	HAMPSHIRE			PO15 6NG	1,543
MR	KENNETH	NEWMAN	1 LIND CLOSE	PURBROOK	WATERLOOVILLE	HAMPSHIRE		PO7 8SW	2,056
								TOTAL	5,074

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

1 of 1

;hares allotted (including bonus shares):

'ate or period during which hares were allotted *f shares were allotted on one date nter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	14	03	2007			

:lass of shares *ırdinary or preference etc)*	Ordinary	Ordinary	
lumber allotted	289	403	
lominal value of each share	25p	25p	
mount (if any) paid or due on each hare *(including any share premium)*	525.00p	704.00p	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

, that each share is to be eated as paid up			

onsideration for which e shares were allotted *his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Charles Michael Johnson	Class of shares allotted	Number alloted
Address	4 Purbeck Drive, Lostock, Bolton, Lancashire.	Ordinary	484
Postcode	BL6 4JF		
Name	Mrs. Rosario Westgrath	Class of shares allotted	Number alloted
Address	7 Gordan Road, Cheriton, Folkestone, Kent.	Ordinary	208
Postcode	CT20 3LD		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name:		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**692**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

igned ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	633	2,141	129
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Mrs Christine Yvonne Hitchon	Class of shares allotted	Number alloted
Address	22 Herbert Street, Padiham, Burnley, Lancashire.	Ordinary	599
Postcode	BB12 8RH		
Name	Mr David J McCaughan	Class of shares allotted	Number alloted
Address	14 Drumagrove Road, Clough, Ballymena, Country Antrim.	Ordinary	810
Postcode	BT44 9RY		
Name	Mr Michael Watson Walls	Class of shares allotted	Number allotted
Address	Carrington, Bernards Close, Great Missenden, Buckinghamshire.	Ordinary	1,494
Postcode	HP16 0BU		
Name:		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**2,903**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned Assistant [signature] Date 07/03/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, lephone number and, if available, DX number and Exchange of the ərson Companies House should ontact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

:HFPO83

Return of Allotment of Share:

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

;hares allotted (including bonus shares):

ate or period during which
ıares were allotted
ᶠ shares were allotted on one date
ıter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	02	2006			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	220	443	613
ominal value of each share	25p	25p	25p
mount (if any) paid or due on each ıare *(including any share premium)*	704.00p	645.00p	608.00p

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

. that each share is to be ͽated as paid up			

ɔnsideration for which
e shares were allotted
his information must be supported by
ɜ duly stamped contract or by the duly
ımped particulars on Form 88(3) if the
ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

igned [signature] **Date** 28/02/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

;hares allotted (including bonus shares):

ate or period during which
ıares were allotted
*' shares were allotted on one date
ıter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	
umber allotted	252	449	
ominal value of each share	25p	25p	
mount (if any) paid or due on each ıare *(including any share premium)*	554.00p	525.00p	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

, that each share is to be əated as paid up			

ɔnsideration for which
e shares were allotted
*ɦis information must be supported by
ə duly stamped contract or by the duly
ımped particulars on Form 88(3) if the
ntract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr Vincent John Banks **(Deceased)** Executors Mr Stephen Mark Tupper, Ms Sarah Jane Tupper and Mr Trevor Banks Address 27 Radnor Park Road, Folkestone, Kent. Postcode CT19 5BW	Class of shares allotted Ordinary	Number alloted 1,575
Name Mr Bruce Frederick Lenny Address 282 Staines Road, Ilford, Essex. Postcode IG1 2UP	Class of shares allotted Ordinary	Number alloted 59
Name Mr Reginald Alfred Maffey Address Fernlea, Lowford Hill, Southampton, Hampshire. Postcode SO31 8ER	Class of shares allotted Ordinary	Number allotted 343
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **1,977**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 28/02/2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

END